Exhibit 99.1

company statement

21 November 2006	For media enquiries please call Cameron Hamilton on: Tel: (02) 8274 5304 or Mob: 0425 344 688. For analyst enquiries please call Steve Ashe on: Tel: (02) 8274 5246 Mob: 0408 164 011.
James Hardie and the NSW Government
Sign Amended FFA
James Hardie and the NSW Government today executed the Amended and Restated Final Funding Agreement (Amended FFA) to compensate Australians with asbestos-related personal injury claims against former James Hardie subsidiaries.
The signing follows the parties’ agreement on changes to the original proposed arrangements and approval of the Amended FFA by the Board of James Hardie. The NSW Government is expected to introduce facilitating legislation into the Parliament today with a view to having it passed before the end of the current session.
“Today marks a very important milestone in realising the aims of the original FFA,” said Louis Gries, James Hardie Chief Executive Officer. “It has taken a lot of hard work to get to this point but we are confident we now have an agreement that is sustainable such that it allows James Hardie to grow its business while meeting its commitments under the Amended FFA for the next 40 years and possibly beyond.”
Signing the agreement, James Hardie Chairman, Meredith Hellicar, thanked all those involved in its development. “While the process has been long, and the issues to be dealt with complex, I believe that time will show the attention to detail has been worthwhile. I look forward to providing shareholders with more information about the Board’s views in the Explanatory Memorandum, and to being able to discuss the proposal with them in person at our shareholder meetings.”
Subject to the passage of the facilitating legislation, James Hardie intends to convene an Extraordinary Information Meeting for shareholders in Sydney on Thursday 1 February 2007. The Extraordinary General Meeting is expected to be held in Amsterdam on Wednesday 7 February 2007. For the Amended FFA to be implemented, it must be approved by 50% of the shareholder votes cast at the Extraordinary General Meeting. The Explanatory Memorandum outlining the proposed arrangements will be sent to shareholders prior to Christmas. Subject to satisfaction of all conditions precedent, including shareholder approval, the initial funding payment of A$184.3 million will be paid to the proposed fund by James Hardie within five days of the Extraordinary General Meeting.
Over the next few weeks James Hardie will work to satisfy the remaining conditions precedent to the Amended FFA, including obtaining an independent expert’s report, preparing and issuing an Explanatory Memorandum to shareholders and obtaining lender approval for the proposed arrangements. Work on satisfying these conditions is well-advanced.
James Hardie has also signed an Interim Funding Deed with the Medical Research and Compensation Foundation (MRCF) to provide funds in the event its current assets are exhausted before the Amended FFA is implemented.
END

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Amended Final Funding Agreement
Briefing Note
This document provides key facts about the Amended and Restated Final Funding Agreement (Amended FFA) entered into between James Hardie Industries NV (JHINV) and the New South Wales Government on 21 November 2006 for the provision of long term funding to meet expected Australian asbestos related personal injury claims as a result of exposure to products made by certain former James Hardie Group subsidiaries.
The Amended FFA is consistent in all material respects with the terms of the Final Funding Agreement (FFA) signed on 1 December 2005 by the New South Wales Government and JHINV.
KEY PRINCIPLES
The two key principles underlying the Amended FFA are:
1.	The funding arrangement is intended to allow James Hardie to remain profitable, financially strong and to fund growth; and
2.	The funding arrangement is intended to allow payments to be made by a Special Purpose Fund to all existing and future proven claimants. However, no absolute assurance can be given that funding is sufficient.
The Amended FFA includes the following key financial terms:
Special Purpose Fund
A Special Purpose Fund (SPF) will be created to compensate proven Australian asbestos claimants against certain former James Hardie Group subsidiaries. A majority of directors of the SPF will be appointed by James Hardie.
Annual Actuarial Assessment
There will be an annual actuarial assessment of the liabilities of the SPF in order to take into account the uncertainties associated with actuaries’ projections. This will enable the projections to be regularly updated in line with the actual claims experience and the claims outlook.
Subject to the Annual Cash Flow Cap described below, James Hardie will make payments to the SPF based on these annual actuarial assessments1.
Buffer
Subject to the Annual Cash Flow Cap described below, close to the start of each financial year James Hardie will ensure that the SPF has a two-year rolling cash “buffer” and cash for one year’s payments based on the annual actuarial assessment of expected claims for the next three years. James Hardie will also provide for the expected operating expenses of the SPF for the next year.

[1]	The company’s presentation made on 1 December 2005 following signing of the FFA includes slides titled: Projected Payments to the SPF; KPMG Actuaries’ Claims Profile; Annual Cash Flow Caps; and Projected Net Assets of SPF. These slides have been updated to reflect the amended FFA and can be found on the company’s website at: www.ir.jameshardie.com.au

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Subject to the Annual Cash Flow Cap, there should be a maximum of approximately three years’ funding available in the SPF close to the start of each year which, during the course of the year, should reduce to approximately two years of funding as claims are recognised and paid out. The funding will then be topped up by James Hardie (subject to the operation of the Annual Cash Flow Cap) close to the start of the next year so that it again represents approximately three years of projected claims based on the then current annual actuarial assessment. This dynamic structure should provide greater security to present and future claimants as the SPF should be better able to reflect changes in the incidence of claims and/or changes in the financial performance of James Hardie.
Annual Cash Flow Cap
There will be a Cash Flow Percentage Cap (CFPC) on the annual James Hardie payments to the SPF in all years except the first year. There will be no caps on payments by the SPF to individual claimants. The CFPC will be initially set at 35% of James Hardie’s net operating cash flow for the immediate preceding financial year. Net operating cash flow for the purposes of the cap will be equivalent to James Hardie’s cash flow provided by operating activities and will be after taxes, interest, changes in working capital and asbestos payments by James Hardie to the SPF.
The 35% level is designed to ensure that all proven claimants can be paid whilst preserving the financial health and growth prospects of James Hardie. All parties recognise that James Hardie’s continuing success is crucial to the long term security of the future payments. However, because the number of claimants and the amounts that the courts may award is uncertain and James Hardie’s financial performance is uncertain over the 40+ year term of the SPF, no absolute assurance on this can be given. No member of the JHINV Group has or shall have any liability for a shortfall in the SPF.
On 5 July 2006, James Hardie made a payment of A$189 million to the ATO which represented part payment of an amended assessment of A$378 million received by one of its subsidiary companies, RCI Pty Limited, in respect of the 1999 financial year. This payment will significantly reduce James Hardie’s net operating cash flow in respect of the year ending 31 March 2007 which will be used to calculate the Annual Cash Flow Cap for the Annual Payment due on 1 July 2007. RCI Pty Limited strongly disputes the amended assessment and is pursuing all avenues of objection and appeal to contest the ATO’s position in this matter.
Changes in the level of Cash Flow Percentage Cap (CFPC)
After the year ending 31 March 2011, the Amended FFA provides that the CFPC may reduce in increments of 5% (to a floor of 5%), provided that the annual contributions are, on average, lower than the reduced CFPC level for the four years preceding the reduction, and that the CFPC cannot reduce by more than 5% in any four year period. There is also provision for the CFPC to increase in certain circumstances, although never above 35% and never by more than one increase of 5% above a previously reduced cap level.
The practical impact of the above cap, and conditions for changes in the level of the cap, is that the earliest that the CFPC could step down would be to 30% in the year ending 31 March 2012, to 25% for 2016, to 20% for 2020, to 15% for 2024, to 10% for 2028 and to 5% for 2032 depending on the claims experience, anticipated claims payments and the financial performance of James Hardie.
Due to the provision that the CFPC could increase by 5% above a previously reduced cap level, the effective minimum cap on the funding payments is at 10% of James Hardie’s net operating cash flow.

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Tax
James Hardie has obtained binding private rulings from the ATO which confirm that James Hardie’s payments to the SPF will be tax deductible, that James Hardie’s payments to the SPF will not form part of the assessable income of the SPF and that there will be no income tax paid in respect of the income of the SPF provided the Trustee of the SPF carries out its duties as expected under the terms of the Trust Deed.
James Hardie’s payment obligations to the SPF are conditional upon the following two elements not being subject to a change of tax law which results in, or which will result in, the expected taxation treatment ceasing:
•	the ongoing tax deductibility of the payments by James Hardie to the SPF; and

•	James Hardie’s payments to the SPF not forming part of the assessable income of the SPF.
James Hardie’s payment obligations to the SPF may be modified if a change in tax law results in, or will result in, income tax being paid in respect of the income of the SPF.
Initial Funding
James Hardie will provide initial funding to the SPF on commencement of the Amended FFA. The basis upon which the initial funding has been calculated is set out below:

		A$ MILLION

Discounted Central Estimate Valuation[1] for two years six months to 31 March 2008 (Claims to 2009 )		200
Buffer	112
Year 3 discounted payment	88
Estimated SPF operating expenses for 6 months to 31 March 2007		3
Estimated assets to be contributed by the MRCF as at 30 September 2006		(27)
Part prepayment of payment due on 1 July 2007		8

Initial Funding		184

Notes:
1.	The amount of Discounted Central Estimate Valuation is based on the actuarial assessment of expected claims for the two years six months years ending 31 March 2009 contained in the KPMG Actuaries’ Report as at 30 September 2006.
Other
The SPF consists of two trusts — together the “Compensation Fund” — which will be managed by one trustee to provide compensation for proven Australian asbestos-related personal injury claims against the Former James Hardie Companies, and certain similar claims with respect to Marlew Mining. The Trustee of the SPF will be Asbestos Injuries Compensation Fund Limited.

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Conditions Precedent
The implementation of the Amended FFA is subject to a number of conditions precedent, including:
•	legislative change by the NSW Government to facilitate implementation of the Amended FFA;

•	approval by James Hardie’s lenders;

•	receipt of an Independent Expert’s Report confirming the Amended FFA is in the best interests of JHINV;

•	JHINV Board determination that the Amended FFA is in JHINV’s interests; and

•	approval by James Hardie’s shareholders.
Timetable
James Hardie will complete and distribute the Explanatory Memorandum in respect of the Amended FFA (including the full details of the Amended FFA and the Independent Expert’s Report) before Christmas 2006, and intends to convene an Extraordinary Information Meeting for shareholders in Sydney on Thursday 1 February 2007. The Extraordinary General Meeting is expected to be held in Amsterdam on Wednesday 7 February 2007.
END
Contact information is on the following page.

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Media Enquiries:
Cameron Hamilton

Telephone:	61 2 8274 5304
Mobile:	61 425 344 688
Email:	media@jameshardie.com.au
Facsimile:	61 2 8274 5218
Investor and Analyst Enquiries:
Steve Ashe — Vice President Investor Relations

Telephone:	61 2 8274 5246
Mobile:	61 408 164 011
Email:	steve.ashe@jameshardie.com.au
Facsimile:	61 2 8274 5218
www.jameshardie.com
Disclaimer
This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	expectations that the conditions precedent to the Final Funding Agreement will be satisfied;

•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	expectations concerning the Australian Tax Office amended assessment;

•	expectations that our credit facilities will be extended or renewed;

•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 5 of our Form 20-F filed on 29 September 2006 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful implementation of the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as codified by Item 308 of regulation S-K. We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.
Released by James Hardie Industries NV; ARBN 097 829 895.

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